05010365

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
August 4, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since July 1, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

8/11

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE July 1, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated July 8, 2005 (Attached hereto as Exhibit A-1)

(2) Press release dated July 9, 2005 (Attached hereto as Exhibit A-2)

(3) Press release dated July 16, 2005 (Attached hereto as Exhibit A-3)

(4) Press release dated July 21, 2005 (Attached hereto as Exhibit A-4)

(5) 2005 Annual Report for the fiscal year ended March 31, 2005

(Attached hereto as Exhibit A-5)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated:
(A brief description in English is set forth in Annex B. Attached hereto as Exhibit B-1)

- i July 13, 2005
- ii July 13, 2005

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since July 1, 2005 include the following information:

i. July 13, 2005– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. From June 1 to June 29, 2005, Kao repurchased pursuant to that resolution a total of 718,000 shares for ¥ 1,823,510,000.
As of June 29, 2005, Kao had issued 549,443,701 shares of common stock, and held 3,080,527 of them.

ii. July 13, 2005– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of June 30, 2005, Kao had issued 549,443,701 shares of common stock, and held 3,080,527 of them.

Exhibit A-1

Kao Corporation

Notice Regarding the Determination of the Exercise Price of Stock Options (Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

July 8, 2005
Kao Corporation (the "Company") hereby makes the following announcement: the Exercise Price of the stock acquisition rights to be issued as stock options (the " Stock Acquisition Rights") and other related items were decided on the date hereof pursuant to the resolution made at the meeting of the Board of Directors held on June 29, 2005.

1. Issue Date of Stock Acquisition Rights (the "Issue Date"):

   July 8, 2005

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   1, 167 Stock Acquisition Rights
   The number of shares per Stock Acquisition Right is 1,000 shares.

3. Type and Number of Shares subject to Stock Acquisition Rights:

   A total of 1, 167, 000 shares of the common stock of the Company

4. The Amount to be Paid upon the Exercise of Stock Acquisition Rights:

   The amount to be paid upon the exercise of each Stock Acquisition Right: 2, 685,000 yen
   The paid-in value for each share to be issued or transferred upon the exercise of the Stock Acquisition Rights (the "Exercise Price"): 2, 685 yen
   The Exercise Price is equal to the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date.

5. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon the exercise of all the Stock Acquisition Rights: 3,133,395,000 yen

6. Capitalization of the Exercise Price

   1,343 yen shall be credited to capital stock account and 1,342 yen shall be credited to non-capital stock account, in the event that shares are newly issued upon the exercise of the Stock Acquisition Rights.

(Reference)
(1) Date of the resolution of the Board of Directors pursuant to which it was decided to submit the proposal regarding Stock Acquisition Rights for shareholder approval at the 99th Annual General Meeting of Shareholders: April 21, 2005

(2) Date of the resolution of shareholders at the 99th Annual General Meeting of Shareholders approving the issuance of the Stock Acquisition Rights: June 29, 2005

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

June 9, 2005

Regarding Media Report on Kao's M&A of Molton Brown Group Limited, British Prestige Cosmetics Company

In relation to a report published in the foreign media, Kao Corporation (President and CEO: Motoki Ozaki, Headquarters: Tokyo, Japan) can confirm that the Company is in negotiations with Molton Brown Group Limited, headquartered in London, regarding a potential acquisition.

Kao Corporation plans to release further information in due course.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

News Release

Kao

NEWS
FOR IMMEDIATE RELEASE

July 16, 2005

Kao Acquires Molton Brown, a Modern Luxury Goods Company, based in the United Kingdom

Kao Corporation (President and CEO: Motoki Ozaki) acquired Molton Brown Limited (Location: London, the United Kingdom), a modern luxury goods company focusing on skin care, hair care and bath & body care products. The transaction involves the acquisition of 100% of the shares in Molton Brown for a total consideration of 170 million pounds (equivalent to approximately 34 billion Japanese yen). The business was acquired from Bridgepoint Capital, a European private equity fund, and the management team of Molton Brown. Kao acquired Molton Brown through its newly established UK subsidiary, Kao Prestige Limited.


MOLTON BROWN

Molton Brown Emporia



Molton Brown products

Founded in 1973, Molton Brown has evolved into a premium lifestyle brand offering a broad range of products, made from carefully selected natural ingredients. Its products are distributed in over 70 countries with an especially strong presence in leading department stores such as Harrods and Selfridges in the UK, Neiman Marcus and Nordstroms in the US, Barneys New York in Japan, as well as through standalone Molton Brown Emporia, a network of 37 Molton Brown-branded retail stores around the world that deal exclusively in Molton Brown products. In addition to its retail sales channels, Molton Brown is actively engaged in business with luxury hotels, supplying its amenity products to the world's most prestigious hotel properties. Molton Brown also has an exclusive relationship with British Airways, providing the airline with Molton Brown-branded amenity kits on selected international routes. Molton Brown's

business has shown steady growth and high profitability over the past few years with annual sales growth in the double digits. Molton Brown's sales for the fiscal year 2004 were 8.7 billion yen and its sales for the fiscal year 2005 are expected to be 11.0 billion yen. Impacts of the acquisition on Kao's sales and EBIT for the fiscal year 2005 are expected to be negligible.

Kao began building its prestige cosmetics business overseas in Shanghai in 2004, following its entry into Hong Kong and Taiwan. The prestige cosmetics business has performed well with further opportunities for significant growth and expansion in each area. Through the Molton Brown acquisition, Kao will be able to gain increased access to the global health and beauty markets. In addition, Kao expects to achieve synergies in Kao's beauty care businesses through coordination with Kao Brands Company (a Kao group company that distributes personal care products with *Jergens*, *Bioré*, *Curél* and *John Frieda* brands in Europe and the US), and KPSS - Kao Professional Salon Services GmbH (a Kao Group company that globally operates professional hair care business under Goldwell and KMS brands).

Kao believes that its global expansion in the prestige cosmetics business will lead to profitable growth.

1) Summary of Molton Brown

Company Name:	Molton Brown Limited
Location:	London, the UK
Representatives:	Michael Warshaw, Chairman Charles Denton, CEO
Year of Foundation:	1973
Business Summary:	Manufacturing, wholesaling and retailing of luxury lifestyle products including skin care, hair care, bath & body care products
Sales:	8.7 billion yen (fiscal year 2004) *2005 June Month-end exchange rate at GBP=199.87 yen
Number of Employees:	Approximately 600 employees
Areas Covered:	over 70 countries globally
Web-site	http://www.moltonbrown.co.uk

2) Summary of Kao

Company Name:	Kao Corporation
Location:	Tokyo, Japan
Representatives:	Motoki Ozaki, President and CEO
Year of Foundation:	1887
Business Summary:	Consumer products, prestige cosmetics and chemical products
Sales:	936.8 billion yen (consolidated, fiscal year 2004) 78.2 billion yen (prestige cosmetics)
Number of Employees:	Approximately 19,000 employees (on a consolidated basis)
Areas Covered:	over 40 countries globally
Web-site	http://www.kao.co.jp/en

(Forward-Looking Statements)

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ from expectations.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: 03-3660-7043
Fax: 03-3660-7044

(From abroad)
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-4

Kao Corporation

News Release July 21, 2005

Summary of Consolidated Business Results for the First Quarter Ended June 30, 2005

Tokyo, July 21, 2005 — Kao Corporation today announced its consolidated business results for the three months ended June 30, 2005, the first quarter of the year ending March 31, 2006. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	First quarter ended June 30				Fiscal 2004, ended March 31, 2005
	2005	2004	Change	2005 (US$)	
	Yen		%	U.S. dollars	Yen
Net sales	**¥233,165**	¥226,311	3.0	**$2,107.8**	¥936,851
Operating income	**26,887**	28,304	(5.0)	**243.1**	121,379
Ordinary income	**27,652**	29,752	(7.1)	**250.0**	125,345
Net income	**15,056**	17,034	(11.6)	**136.1**	72,180
Total assets	**679,146**	690,703	(1.7)	**6,139.5**	688,973
Total shareholders' equity	**452,582**	425,048	6.5	**4,091.3**	448,249
Shareholders' equity/total assets	**66.6%**	61.5%	-	-	65.1%
Shareholders' equity per share (yen/US$)	**832.61**	772.70	7.8	**7.53**	821,47
Net income per share (yen/US$)	**27.67**	31.12	(11.1)	**0.25**	131,16
Net income per share, diluted (yen/US$)	**27.58**	30.20	(8.7)	**0.25**	129,09
	Yen			U.S. dollars	Yen
Net cash provided by operating activities	**13,133**	6,264		**118.7**	109,567
Net cash used in investing activities	**(911)**	(10,992)		**(8.2)**	(54,407)
Net cash used in financing activities	**(13,230)**	(29,834)		**(119.6)**	(90,657)
Cash and cash equivalents at end of period	**69,871**	71,584		**631.6**	70,409

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2005, of yen 110.62=US$1, and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*
4. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
5. *Change in scope of consolidation:*
   Consolidated subsidiaries (addition) 2 (exclusion) 1
   Equity method companies (addition) 11

Kao Corporation

News Release July 21, 2005

Forecast of Consolidated Results for the Six Months Ending September 30, 2005 and the Year Ending March 31, 2006

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2005		Year ending March 31, 2006	
	Yen	U.S. dollars	Yen	U.S. dollars
Net sales	¥480,000	$4,339.2	¥960,000	$8,678.4
Ordinary income	61,000	551.4	126,000	1139.0
Net income	36,000	325.4	74,000	669.0
Net income per share (yen/US$)	-	-	135.93	1.23

Notes:

1. *The forecasts for the six months ending September 30, 2005 and the year ending March 31, 2006 are unchanged from April 21, 2005. However, net income per share has been adjusted to reflect a change in the number of shares outstanding due to the repurchase of additional shares during the current fiscal year and conversion of convertible bonds.*
2. *Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on June 30, 2005, of yen 110.62=US$1, and are included solely for the convenience of readers.*

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Kao Corporation

News Release July 21, 2005

Business Results

Summary of Business Results and Financial Condition for the First Quarter Ended June 30, 2005 (Consolidated)

Consolidated net sales for the three months ended June 30, 2005, the first quarter of the year ending March 31, 2006, increased 3.0 percent, or 6.8 billion yen, from the same quarter a year earlier to 233.1 billion yen. The United States and China drove the global economy during the quarter, and although there was a moderate economic recovery in Japan, the domestic market for consumer products was weak. Under these conditions, Kao worked to strengthen existing businesses and develop new businesses in Japan, and to bolster the sales organization of the consumer products business overseas. Although Kao focused its efforts on launching new products with high added value, expanding sales of chemical products and reducing costs, higher prices for raw materials impacted earnings. Operating income decreased 1.4 billion yen compared with the same quarter a year earlier to 26.8 billion yen. Ordinary income decreased 2.1 billion yen to 27.6 billion yen. Net income for the first quarter decreased 1.9 billion yen to 15.0 billion yen.

Summary of Information by Business Segment

Consumer Products Business

Segment sales increased 1.4 percent from the same quarter a year earlier to 167.4 billion yen. Sales in Japan increased 1.8 billion yen as a result of new product launches. Overseas sales increased due to aggressive business expansion in North America and Europe.

1. Japan

Sales in Japan increased 1.5 percent from the same quarter a year earlier to 129.2 billion yen. The economy exhibited a moderate recovery, with an upturn in consumer spending. However, prices of consumer goods continued to fall, although at a slower rate, and the index of consumer product purchases per household declined slightly year-on-year. By sales channel, drugstore sales continued to increase. Kao's marketing and sales divisions continued to work in close cooperation to promote aggressive marketing activities at each chain store and in each region.

Personal Care: Sales of the *Asience* premium hair care brand continued to grow steadily with the addition of new treatment products. Moreover, in the *Bioré U* line, hand soap achieved double-digit growth in its second year on the market, and overall sales together with body cleansers increased substantially. As a result, sales increased 6.3 percent from the same quarter a year earlier to 46.0 billion yen.

Fabric and Home Care: Sales increased 0.3 percent from the same quarter a year earlier to 54.7 billion yen. Kao launched an improved version of *Attack* liquid laundry detergent and introduced *Wide Haiter Foam Spray* fabric bleach. Retail prices of existing products continued to trend downward, albeit gradually.

Feminine Care, Baby Care and Others: Sales decreased 3.5 percent from the same quarter a year earlier to 28.4 billion yen. In the Feminine and Baby Care category, *Laurier F* sanitary napkins, which were launched in October 2004, performed well, and the launch of *Laurier Kirei Style* panty liners stimulated the market and expanded sales. In the Health Care (Functional Food) category, sales of the *Healthya* brand, which grew substantially last year, decreased due to a shift from a period of expansion to one of steady growth, and to the effect of the expansion of sales channels in the same quarter a year earlier.

2. Overseas

In Asia, the restructuring of operations in China began to show results. However, market competition remained intense in Taiwan and the ASEAN region, and despite efforts to generate growth through a strategic concentration on the *Bioré* and *Laurier* brands, sales were weak, decreasing 2.9 percent from the same quarter a year earlier to 13.1 billion yen. In North America and Europe, sales increased 3.3 percent from the same quarter a year earlier to 26.6 billion yen. Skin care products generally sold well, with the *Bioré* brand showing particular growth. A new hair care product, *John Frieda Radiant Red*, performed steadily.

Prestige Cosmetics Business

The Japanese cosmetics market as a whole remained basically flat. Amid these conditions, Kao launched *Sofina Pore Zone Care Essence* and *Very Very Pore Clear Mousse.* For the *AUBE* makeup brand, Kao worked to stimulate sales with the addition of new colors and items. Moreover, for the *est* brand, which is sold exclusively through department stores, Kao introduced a new counter design to increase the sense of prestige and worked to acquire new customers with new product *est whitening esthe* massage cream. As a result, segment sales increased 0.7 percent from the same quarter a year earlier to 20.4 billion yen.

Chemical Products Business

The chemical products business worked to enhance global development, and sales increased 9.5 percent from the same quarter a year earlier to 51.9 billion yen.

1. Japan

Although a moderate economic recovery is continuing, it is impossible to predict the level to which prices of crude oil and other raw materials will rise. In this environment, sales of the oleo chemicals

business were firm. In the performance chemicals business, plastic additives continued to sell strongly. In the specialty chemicals business, sales of toner and toner binder products increased substantially, and sales of pigment auxiliary for color inkjet printer ink also grew. As a result, sales increased 4.5 percent from the same quarter a year earlier to 28.2 billion yen.

2. Overseas

In Asia, efforts to expand sales of fatty alcohols resulted in continued strong growth from the previous fiscal year. In the ASEAN region, surfactants sold well. As a result, sales in Asia rose 14.6 percent from the same quarter a year earlier to 12.6 billion yen. In North America and Europe, toner and toner binder and surfactants performed well, and sales increased 18.1 percent from the same quarter a year earlier to 18.0 billion yen.

Financial Condition

As of June 30, 2005, total assets were 679.1 billion yen, as the Company reduced assets by 9.8 billion yen compared to the end of the previous fiscal year on March 31, 2005. In addition to paying taxes and cash dividends, the Company used proceeds from the redemption and sales of marketable securities and investment securities to repurchase its own stock in order to raise capital efficiency. Total liabilities decreased 14.3 billion yen compared with the end of the previous fiscal year, to 218.9 billion yen. Primary factors in the change were a decrease in accrued income taxes and a decrease in liability for employee retirement benefits as a result of contributions to the corporate pension fund. Shareholders' equity was 452.5 billion yen, an increase of 4.3 billion yen from March 31, 2005. Net income for the first quarter totaling 15.0 billion yen increased shareholders' equity, while the main factors reducing shareholders' equity were payments for cash dividends and the Company's repurchase of its own stock. As a result of the above factors, the shareholders' equity ratio increased to 66.6 percent from 65.1 percent at the end of the previous fiscal year.

Net cash provided by operating activities was 13.1 billion yen. Although income before income taxes and minority interests was 27.2 billion yen and depreciation and amortization totaled 13.6 billion yen, income taxes paid totaled 20.0 billion yen and increases in trade receivables and inventories totaled 6.3 billion yen. Net cash used in investing activities was 0.9 billion yen. While the Company made capital expenditures of 11.4 billion yen as it actively invested in strengthening production capacity and rationalization, it sold or redeemed investment securities. Due to payments of cash dividends and the continuation of the Company's repurchases of its own stock from the previous fiscal year, net cash used in financing activities was 13.2 billion yen. As a result, the balance of cash and cash equivalents at the end of the first quarter was 69.8 billion yen, a decrease of 0.5 billion yen from the balance at the end of the previous fiscal year.

Kao Corporation

News Release July 21, 2005

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2006

Consolidated results for the first quarter were slightly higher than Kao's forecast. Looking forward, the gradual downward trend in retail prices in the Japanese consumer products market is expected to continue, and raw material prices are forecast to rise in Japan and overseas. However, Kao will launch new products and further reduce costs. Accordingly, Kao's performance projections for the year ending March 31, 2006, which were announced on April 21, 2005, remain unchanged. However, please note that the effect of the Company's recently announced acquisition of Molton Brown Limited is not reflected in the current forecast.

Consolidated Balance Sheets

Millions of yen

	(A) Q1/FY2005 June 30, 2005	Composition %	(B) FY2004 March 31, 2005	Composition %	Inc/(Dec) (A-B)	Q1/FY2004 June 30, 2004	Composition %
Assets							
Current assets	**292,155**	**43.0**	**289,180**	**42.0**	**2,974**	**279,883**	**40.5**
Cash and time deposits	46,409		32,026		14,383	47,035	
Notes and accounts receivable - trade	105,930		103,586		2,344	102,897	
Short-term investments	26,462		40,383		(13,921)	28,019	
Inventories	86,720		81,781		4,938	76,634	
Other	26,633		31,403		(4,769)	25,296	
Fixed assets	**386,865**	**57.0**	**399,662**	**58.0**	**(12,796)**	**410,738**	**59.5**
Tangible assets	259,719		260,223		(504)	258,658	
Intangible assets	82,708		86,222		(3,513)	94,863	
Other	44,437		53,217		(8,779)	57,216	
Deferred assets	**125**	**0.0**	**130**	**0.0**	**(5)**	**81**	**0.0**
Total assets	**679,146**	**100.0**	**688,973**	**100.0**	**(9,827)**	**690,703**	**100.0**
Liabilities							
Current liabilities	**200,044**	**29.5**	**211,541**	**30.7**	**(11,497)**	**199,942**	**29.0**
Notes and accounts payable - trade	74,055		70,993		3,062	71,849	
Short-term debt	19,660		18,604		1,056	20,074	
Accrued expenses	63,450		63,233		216	62,208	
Other	42,877		58,709		(15,832)	45,809	
Long-term liabilities	**18,877**	**2.8**	**21,768**	**3.1**	**(2,891)**	**43,853**	**6.3**
Long-term debt	1,437		1,426		10	14,481	
Liability for employee retirement benefits	6,876		10,211		(3,335)	19,943	
Other	10,563		10,130		432	9,427	
Total liabilities	**218,921**	**32.3**	**233,310**	**33.8**	**(14,388)**	**243,795**	**35.3**
Minority interests	**7,641**	**1.1**	**7,413**	**1.1**	**228**	**21,859**	**3.2**
Common stock	85,424	12.6	85,424	12.4	-	85,424	12.4
Capital surplus	109,561	16.1	109,561	15.9	-	108,888	15.8
Retained earnings	305,026	44.9	299,345	43.5	5,680	328,320	47.5
Unrealized gain on available-for-sale securities	3,367	0.5	3,533	0.5	(165)	4,090	0.6
Foreign currency translation adjustments	(37,262)	(5.5)	(39,765)	(5.8)	2,503	(40,987)	(6.0)
Treasury stock, at cost	(13,535)	(2.0)	(9,850)	(1.4)	(3,684)	(60,689)	(8.8)
Shareholders' equity	**452,582**	**66.6**	**448,249**	**65.1**	**4,333**	**425,048**	**61.5**
Total liabilities, minority interests & shareholders' equity	**679,146**	**100.0**	**688,973**	**100.0**	**(9,827)**	**690,703**	**100.0**

Consolidated Statements of Income

Millions of yen

	(A) Q1/FY2005 Apr - Jun 2005	% to net sales	(B) Q1/FY2004 Apr - Jun 2004	% to net sales	Inc/(Dec) (A-B)	FY2004 Arp '04 - Mar '05	% to net sales
Net sales	**233,165**	**100.0**	**226,311**	**100.0**	**6,854**	**936,851**	**100.0**
Cost of sales	101,387	43.5	95,185	42.1	6,202	404,803	43.2
Gross profit	**131,778**	**56.5**	**131,125**	**57.9**	**652**	**532,047**	**56.8**
Selling, general and administrative expenses	104,890	45.0	102,821	45.4	2,069	410,668	43.8
Operating income	**26,887**	**11.5**	**28,304**	**12.5**	**(1,417)**	**121,379**	**13.0**
Non-operating income	1,206	0.5	1,852	0.8	(645)	5,709	0.6
Interest and dividend income	245		236		8	903	
Equity in earnings of nonconsolidated subsidiaries and affiliates	127		864		(737)	1,216	
Foreign currency exchange gain	156		52		103	591	
Other	677		697		(19)	2,997	
Non-operating expenses	441	0.1	403	0.2	37	1,743	0.2
Interest expense	231		252		(21)	933	
Other	210		151		58	809	
Ordinary income	**27,652**	**11.9**	**29,752**	**13.1**	**(2,100)**	**125,345**	**13.4**
Extraordinary income	210	0.1	680	0.3	(470)	1,613	0.2
Extraordinary loss	588	0.3	684	0.3	(95)	7,305	0.8
Income before income taxes and minority interests	**27,274**	**11.7**	**29,749**	**13.1**	**(2,475)**	**119,653**	**12.8**
Income taxes	11,878	5.1	12,384	5.5	(505)	47,118	5.1
Minority interests in earnings of consolidated subsidiaries	338	0.1	330	0.1	7	355	0.0
Net income	**15,056**	**6.5**	**17,034**	**7.5**	**(1,978)**	**72,180**	**7.7**

Consolidated Statements of Cash Flows

Millions of yen

	Q1/FY2005 Apr - Jun 2005	Q1/FY2004 Apr - Jun 2004	FY2004 Arp '04 - Mar '05
Operating activities:			
Income before income taxes and minority interests	27,274	29,749	119,653
Adjustments for:			
Depreciation and amortization	13,613	12,782	56,793
Interest and dividend income	(245)	(236)	(903)
Interest expense	231	252	933
Change in trade receivables	(1,728)	(6,761)	(5,922)
Change in inventories	(4,644)	(5,467)	(9,781)
Change in trade payables	3,124	4,133	2,636
Change in liability for retirement benefits	(3,384)	(3,121)	(13,009)
Other, net	(2,364)	(5,953)	745
Sub-total	31,876	25,378	151,146
Interest and cash dividends received	1,588	298	1,956
Interest paid	(248)	(242)	(912)
Income taxes paid	(20,082)	(19,170)	(42,653)
Net cash provided by operating activities	**13,133**	**6,264**	**109,567**
Investing activities:			
Purchase of marketable securities and investment securities	(6)	(7)	(12,025)
Proceeds from the redemption and sales of marketable securities and investment securities	10,967	501	10,863
Purchase of property, plant and equipment	(11,422)	(11,606)	(50,771)
Proceeds from sales of property, plant and equipment	719	654	2,434
Increase in intangible assets	(439)	(711)	(3,979)
Increase in long-term loans	(228)	(296)	(1,131)
Other, net	(500)	473	201
Net cash used in investing activities	**(911)**	**(10,992)**	**54,407**
Financing activities:			
Change in short-term debt	1,013	2,941	308
Purchase of treasury stock	(5,141)	(25,100)	(71,632)
Payments of cash dividends	(9,117)	(7,561)	(19,259)
Payments of cash dividends to minority interests	-	(277)	(1,332)
Other, net	15	163	1,258
Net cash used in financing activities	**(13,230)**	**(29,834)**	**(90,657)**
Transition adjustments on cash and cash equivalents	**558**	**(1,005)**	**(1,246)**
Net increase (decrease) in cash and cash equivalents	**(450)**	**(35,567)**	**(36,742)**
Cash and cash equivalents, beginning of year	**70,409**	**107,151**	**107,151**
Cash and cash equivalents of newly consolidated subsidiaries	**760**	**-**	**0**
Cash and cash equivalents of excluded consolidated subsidiaries	**(848)**	**-**	**-**
Cash and cash equivalents, end of term	**69,871**	**71,584**	**70,409**
***Noncash financing activities:**			
Transfers of treasury stock related to conversion of convertible bonds			
Decrease in treasury stock	**1,625**	**33,477**	**53,476**
Decrease in retained earnings	**(764)**	**(15,982)**	**(25,604)**
Convertible bonds converted into common stock	**860**	**17,494**	**27,871**

Sales Composition

Millions of yen

	Q1/FY2005 Apr - Jun 2005	Q1/FY2004 Apr - Jun 2004	Growth %	FY2004 Arp '04 - Mar '05
Consumer Products				
Personal Care	46,060	43,330	6.3	180,616
Fabric and Home Care	54,764	54,622	0.3	234,250
Feminine Care, Baby Care and Others	28,407	29,425	(3.5)	122,079
Total Japan	129,231	127,377	1.5	536,947
Asia and Oceania	13,186	13,576	(2.9)	53,508
North America and Europe	26,632	25,783	3.3	106,735
Eliminations	(1,615)	(1,658)	-	(7,183)
Total	**167,435**	**165,078**	**1.4**	**690,006**
Prestige Cosmetics	**20,468**	**20,331**	**0.7**	**78,294**
Chemical Products				
Japan	28,234	27,016	4.5	111,475
Asia	12,687	11,068	14.6	47,231
North America and Europe	18,043	15,275	18.1	64,035
Eliminations	(6,992)	(5,901)	-	(25,753)
Total	**51,972**	**47,458**	**9.5**	**196,989**
Total before Eliminations	**239,877**	**232,868**	**3.0**	**965,290**
Eliminations	(6,711)	(6,557)	-	(28,439)
Consolidated Net Sales	**233,165**	**226,311**	**3.0**	**936,851**

Segment Information by Business

Millions of yen

Q1/FY2005

Apr - Jun 2005	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	167,435	20,468	45,261	233,165	-	233,165
Intersegment sales	-	-	6,711	6,711	(6,711)	-
Total	**167,435**	**20,468**	**51,972**	**239,877**	**(6,711)**	**233,165**
Operating income	**18,716**	**1,698**	**6,394**	**26,809**	**78**	**26,887**
% to sales	11.2	8.3	12.3	11.2	-	11.5

Q1/FY2004

Apr - Jun 2004	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	165,078	20,331	40,901	226,311	-	226,311
Intersegment sales	-	-	6,557	6,557	(6,557)	-
Total	**165,078**	**20,331**	**47,458**	**232,868**	**(6,557)**	**226,311**
Operating income	**19,923**	**3,074**	**5,258**	**28,256**	**47**	**28,304**
% to sales	12.1	15.1	11.1	12.1	-	12.5

FY2004

Arp '04 - Mar '05	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	690,006	78,294	168,550	936,851	-	936,851
Intersegment sales	-	-	28,439	28,439	(28,439)	-
Total	**690,006**	**78,294**	**196,989**	**965,290**	**(28,439)**	**936,851**
Operating income	**92,597**	**7,693**	**20,663**	**120,954**	**425**	**121,379**
% to sales	13.4	9.8	10.5	12.5	-	13.0

Exhibit A-5

Exhibit B-1

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成17年７月13日
【報告期間】	自　平成17年６月１日　至　平成17年６月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成17年6月29日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況（平成16年6月29日決議）		20,000,000	50,000,000,000
報告月における取得自己株式（取得日）	6月1日	39,000	97,635,000
	6月2日	39,000	97,725,000
	6月3日	40,000	100,520,000
	6月6日	42,000	105,780,000
	6月7日	42,000	105,940,000
	6月8日	42,000	105,240,000
	6月9日	43,000	107,750,000
	6月10日	42,000	105,855,000
	6月13日	38,000	96,125,000
	6月14日	39,000	97,875,000
	6月15日	39,000	98,885,000
	6月16日	39,000	99,795,000
	6月17日	39,000	99,540,000
	6月20日	39,000	100,545,000
	6月21日	39,000	100,635,000
	6月22日	39,000	100,725,000
	6月23日	39,000	100,965,000
	6月24日	39,000	101,975,000
計	－	718,000	1,823,510,000
報告月末現在の累積取得自己株式		19,616,000	49,998,775,000
自己株式取得の進捗状況（％）		98.1	100.0

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.5％であります。

(2)【子会社からの買受けの状況】

平成17年6月29日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況（平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

(3)【定款の定めによる取締役会決議による買受けの状況】

平成17年6月29日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況（平成　年　月　日決議）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（％）		－	－

2【処理状況】

平成17年6月29日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行った取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成17年6月29日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	3,080,527

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成17年７月13日
【報告期間】	自　平成17年６月29日　至　平成17年６月30日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　愼一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　愼一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成17年6月30日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年6月29日決議）	20,000,000		50,000,000,000
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況（%）	－		－

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6%であります。

(2)【子会社からの買受けの状況】

平成17年6月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）	－		－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況（%）	－		－

(3)【定款の定めによる取締役会決議による買受けの状況】

平成17年6月30日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）	－		－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況（%）	－		－

2【処理状況】

平成17年6月30日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行つた取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行つた取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3 【保有状況】

平成17年６月30日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	3,080,527